Filed Pursuant to Rule 253(g)(2)

File No. 024-10927

Fundrise Income eREIT III, LLC

SUPPLEMENT NO. 20 DATED February 28, 2020

TO THE OFFERING CIRCULAR DATED December 21, 2018

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Income eREIT III, LLC (“we”, “our” or “us”), dated December 21, 2018 and filed by us with the Securities and Exchange Commission (the “Commission”) on February 13, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

  Declaration of dividend.

Declaration of Dividend

On February 26, 2020, the Manager of the Company declared a daily distribution of $0.0035616438 per share (the “March 2020 Daily Distribution Amount”) (which equates to approximately 12.92% on an annualized basis calculated at the current rate, assuming a $10.06 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on March 1, 2020 and ending on March 31, 2020 (the “March 2020 Distribution Period”). The distributions will be payable to shareholders of record as of the close of business on each day of the March 2020 Distribution Period and the distributions are scheduled to be paid prior to April 21, 2020. While the Company's Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distributions disclosed herein.